

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

J. David Hansen
Chief Executive Officer
MabVax Therapeutics Holdings, Inc.
11535 Sorrento Valley Road, Suite 400
San Diego, CA 92121

>    **Re:  MabVax Therapeutics Holdings, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed June 2, 2017**
>    **File No. 333-218473**

Dear Mr. Hansen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.


>    Division of Corporation Finance
>    Office of Healthcare & Insurance

cc: Harvey Kesner